KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

File No.82-188
Feb.19,2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.20549
U.S.A

Re: Kirin Brewery Company, Limited — 12g 3-2 (b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g 3-2 (b).

1. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

If you have any further questions or requests for additional information, please do not hesitate to contact Osamu Harano at 011-813-5540-3430 (TEL) or 011-813-5540-3530 (FAX).

Very truly yours,

Kirin Brewery Company, Limited
Sumio Nagata
Communication Dept.

KIRIN BREWERY COMPANY, LIMITED

February 19, 2003

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2002

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo,

Representative: Mr. Koichiro Aramaki, President

For further information, please contact: Mr. Sumio Nagata, General Manager, Communications Dept.

Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 19, 2003

Whether US GAAP is applied: none

1. Business results and financial positions for the current fiscal year

(January 1, 2002 - December 31, 2002) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)
Year ended December 31, 2002	1,583,248	1.4	89,789	19.6	84,443	21.8
Year ended December 31, 2001	1,561,879	(1.2)	75,065	(20.5)	69,339	(25.5)

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2002	32,540	40.7	33.26	—	4.2	5.0	5.3
Year ended December 31, 2001	23,122	(29.8)	23.49	23.48	3.0	4.2	4.4

Notes : ①Equity in earnings of affiliates:

December 31, 2002 ¥ 2,102 million
December 31, 2001 ¥ 1,864 million

②Average number of shares of common stock outstanding during the period (Consolidated) :

December 31, 2002 978,318,065 shares

December 31, 2001 984,485,996 shares

③Change in accounting policies: None

④Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2002, to those for the year ended December 31,2001.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2002	1,744,131	769,227	44.1	795.71
December 31, 2001	1,661,652	782,902	47.1	795.29

Notes :Number of shares of common stock issued and outstanding (Consolidated) :

December 31, 2002 966,713,386 shares

December 31, 2001 984,417,871 shares

(3) Cash flows :

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Year ended December 31, 2002	87,750	(175,377)	50,699	105,625
Year ended December 31, 2001	71,144	(12,108)	20,865	144,331

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 305 companies

Subsidiaries under equity method: 1 company

Affiliates under equity method: 16 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 47 companies, Decrease 3 companies

Equity method: Increase 3 companies, Decrease 2 companies

2. Forecast of business results for the next fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ million)	Income before special items (¥ million)	Net income (¥ million)
6 months ending June 30,2003	770,000	36,000	11,000
Year ending December 31, 2003	1,670,000	98,000	39,000

Note: Forecasted net income per share ¥40.34

Refer to page 8 - 9 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 305 consolidated subsidiaries, 1 non-consolidated subsidiary under equity method and 16 affiliates under equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
LION NATHAN LTD.and 191 others
KIRIN AUSTRALIA PTY. LTD.
Sales and Manufacture of Malts
Zhuhai Kirin President Brewery Co., Ltd.
SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD& CELLAR INC.
Four Roses Distillery LLC
KIRIN DISTILLERY Co.,Ltd.
Sales of Liquors ,etc.
9 others, Total 208 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Vivax Co.,.Ltd
Kirin MC Danone Waters Co., Ltd
and 10 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 7 others
Kinki Coca-Cola Bottling Co., Ltd.
Total 23 companies
Kirin Brewery Company, Limited
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd.and 15 others
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co.,Ltd.
Sales of alcoholic beverages
Kirin Dining Co.,Ltd.
Sales and Manufacture of Pharmaceuticals
Kirin Kunpeng(China)Bio-Pharmaceutical Co, Ltd.
Consent to Use of Patent
KIRIN-AMGEN, INC.
Kirin Agribio EC B.V. and 27 others
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
KIRIN-ASUPRO CORPORATION
Contract Manufacture of Functional Foods
Takeda-Kirin foods Corporation
Yokohama Arena Co., Ltd.
Import-Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
31 others, Total 91 companies
Consolidated subsidiaries
Affiliates under equity method

Note: Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.
Kirin-Seagram Ltd. has changed its business name to Kirin Distillery Co., Ltd. since July 1, 2002.

MANAGEMENT POLICIES

1. Basic Kirin Group Management Policies

We are dedicated to contributing to the health, happiness and comfort of people around the world. Thus, the Kirin Group pursues these policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Incorporating these principles into our corporate culture, Kirin Group aims to be an institution that creates value to enrich the lives of our customers.

2. Fundamental Company Policy on Distribution of Profits

Providing appropriate returns on income to shareholders is a top priority at Kirin, where we have continued to provide annual dividends since our establishment in 1907. In the future, while giving due consideration to strengthening the quality of management and business development, Kirin believes that providing stable dividends is how to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for the future.

At the 163rd Ordinary General Meeting of Shareholders held on March 28, 2002, Kirin resolved to repurchase up to 30 million common shares of its own stock, up to a maximum acquisition cost of ¥30 billion, with the aim of executing flexible financial policies and management strategies. As of November 20, Kirin had purchased 15,935,000 common shares of its own stock for ¥12,185,355,000.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. We will seriously consider reducing the trading unit, taking into account the overall costs and benefits.

4. Targeted Management Indicators

A key management objective is improving EVA* (a performance indicator) in order to strengthen the profit structure. By investing in growth fields and strategically allocating resources to maximize efficacy and efficiency, we aim to achieve our sales targets, despite the turbulent market environment, and build a solid corporate structure that continues to generate earnings.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

5. Medium- to Long-term Management Strategy

The KG 21 Action Plan, a medium-term business plan covering the years 2001 to 2003, was announced in September 2000. This plan will serve as the basis for structural reform of the entire Kirin Group, with the aim of creating a solid management foundation. Furthermore, the domestic alcohol beverage business, centered on low-alcohol beverages, is being restructured. Kirin Group companies will cooperatively work to be a business group that creates value to enhance the lives of its customers, and steps are being taken to strengthen product and marketing capabilities while increasing quality and productivity.

6. Issues for the Kirin Group

(1) Structural Reform of the Kirin Group and Stronger Cooperation among Group Companies

Reorganization of Businesses

To promote group management, increase the corporate value of the Kirin Group and boost profitability, Kirin's previous five main business segments and 15 business fields have been restructured into Core Businesses, Core-related Businesses and Diversified Businesses.

Reform of Corporate Structure

Based on the new arrangement of businesses, starting in 2001, the structure of the Kirin Group was reorganized into a holding company, business companies and internal business units called "companies." Kirin Brewery operates both as a business company, managing the domestic beer and *happo-shu* business, and as a holding company overseeing each business and strengthening group operations.

Reform of Corporate Management

In 2001, EVA was adopted throughout the Kirin Group as a new performance indicator to evaluate the results and progress of each business company and internal company.

(2) Increasing Corporate Value by Strengthening Profitability, with Core Businesses as the Nucleus

Shifting to a Comprehensive Alcohol Business Centered on Low-Alcohol Beverages

Kirin is focusing less on business limited to specific alcohol categories infavor of developing a comprehensive alcohol business emphasizing beer, *happo-shu*, *chu-hi* drinks and other low-alcohol beverages. This repositioning will allow Kirin to better meet the diversifying needs of its customers, and provide the maximum value for alcohol beverages that customers demand.

Structural Reforms to Strengthen Group Competitiveness

In its marketing divisions, Kirin will work to strengthen sales capabilities by rebuilding a customer-oriented marketing structure that can adapt to changes in the business environment. In the production divisions, new product development will be accelerated and more advanced technology introduced to support Kirin's shift to a comprehensive alcohol beverage company. We are simultaneously promoting the creation of a highly efficient production system. In our distribution divisions we are carrying out structural reforms for administrative operations.

Develop Diversified Businesses Centered on the Pharmaceutical Business

Kirin will further strengthen its domestic pharmaceutical sales system. To enhance the product pipeline, we are concentrating resources in research, speeding development, and introducing new drug candidates through in-licensing. We will also take steps to strengthen the business platforms of the agribio and nutrient food and feed businesses.

(3) Coexistence with Society

With increasing societal expectation on companies to earn public trust, the Kirin Group is conducting business activities in conformity with compliance measures. We are reinforcing environmental management and we are promoting responsible drinking.

7. Policies Concerning the Management Structure

The management structure is being reformed through changes in makeup of the board of directors. An executive officer system to clarify the responsibilities of the decision-making and operation functions has been introduced. The number of directors is being reduced and the establishment of an advisory board will enhance the top-level decision-making function of the board. An appointment advisory committee and compensation advisory committee is being established to help increase transparency, and the establishment of new meeting bodies is aimed at creating a structure to support prompt decision-making by the executive officers.

RESULTS OF OPERATIONS AND FINANCIAL POSITION

1. Review of Operations

The Japanese economy continues to show signs of recession, while corporate earnings recovered slightly, the year was marked by increasingly tight employment conditions, long-term deflation and slow consumer spending.

In the beer and *happo-shu* market, sales of *happo-shu* continued to be strong following the launch of several new brands, but general demand for beer and *happo-shu* declined slightly from the previous year, owing to the continued economic slump and diversification of consumer tastes. The market for *chu-hi* and other low-alcohol drinks, however, rose sharply from the previous year. In the wine and spirits market, although demand for wine increased slightly from the previous year, demand for whiskey fell sharply due to a slump in the restaurant and bar market. Despite an array of aggressive marketing strategies implemented within the restaurant and bar industry, overall demand remained flat in the face of sluggish individual consumption. In the pharmaceutical industry, falling drug prices dampened domestic sales growth.

Responding these circumstances, Kirin implemented a number of measures to help it achieve the goals outlined in the three-year, medium-term business plan begun in 2001 (KG 21 Action Plan). All corporate activities were examined in terms of customer focus and product suitability. Top priority was also placed on enhancing competitiveness in the core domestic alcohol business, and Kirin took steps to solidify customer support by enhancing the level of cooperation among Group companies.

Consolidated sales for 2002 increased 1.4% from the previous fiscal year to ¥1,583.2 billion, owing to an increase in sales in the soft drink business, and of *happo-shu* and *chu-hi*, which offset a slight decline in beer sales. Although a decline in the retail price of *happo-shu* had a negative effect on the bottom line, across-the-board cuts in areas such as marketing and production expenses led to a 21.8% increase in consolidated income before extraordinary items to ¥84.4 billion, and a 40.7% increase in net income to ¥32.5 billion.

The year-end dividend was ¥6 per share, which added to the interim dividend of ¥6 per share brought the total dividend for the year to ¥12 per share.

Results by Business Segment

Alcohol Beverage Business

Kirin implemented several new value-added initiatives in its product offerings and sales methods, based on a comprehensive evaluation of the *happo-shu*, *chu-hi* and other low-alcohol beverages market, in an effort to respond to increasingly diversified customer preferences. The operational base was also strengthened as Kirin entered new growth fields such as the *shochu* market, in a move to further develop the comprehensive alcohol beverage business.

In the beer and *happo-shu* sector, Kirin took steps to strengthen the image of *Kirin Lager* as a modern-day, authentic beer. *Kirin Classic Lager* has been increasingly popular mainly at restaurants and drinking establishments, with sales well above those of the previous year. *Ichiban Shibori* benefited from the launch of *Kirin Tarunama Senyo Server*, Japan's first home draft beer system. This new style of beer for the home proved exceedingly popular. *Maribana Ichiban Shibori*, a limited edition brew released in November, was also popular. *Tanrei* continued to receive strong support in the *happo-shu* market as the leading brand. *Tanrei Green Label*, an extension brand marketed towards health-conscious consumers, was the most successful product launch ever in the light beer/*happo-shu* category. *Gokunama*, launched in response to customer demands for a *happo-shu* that is both full-flavored and economical, achieved sales that greatly exceeded forecasts. *Maroyaka Kobo*, an unfiltered beer with live yeast and kept cool throughout distribution, was extremely well received following its release on a trial basis to select stores in the Tokyo area. *Kirin Chu-hi Hyoketsu* achieved a dramatic rise in sales following the launch of orange and plum flavors, and the limited wintertime release of *Apple Nouveau*. One year since its release, *Hyoketsu* is now the top *chu-hi* brand.

In the wine and spirits category, Kirin acquired the global business of the *Four Roses* brand, and began securing exclusive marketing rights for Japan to *Chivas Regal* and other major brands of the former Seagram Co., Ltd. in a move to establish a marketing strategy that prioritizes mainstay products and aims at broadening the wine product lineup. As part of Kirin's effort to create a new upscale market for *shochu* (Japanese distilled liquor made from grain), *Mugi Shochu Pure Blue*, a premium *shochu* made from 100% barley, and the easy-drinking clear liquor *Hyoketsu 21° Straight*, were released on a trial basis in select areas of Tokyo in November. Kirin also acquired stock in Eishogen Co., Ltd. in April and began selling Eishogen products in December, broadening Kirin's lineup of Chinese liquors.

Sales measures undertaken during the year included the integration of the marketing divisions of the former Kirin-Seagram Ltd. into the Kirin Group headquarters, allowing for the establishment of a coordinated sales strategy for the entire alcohol business. A network of contract locations, the first of its kind in the domestic alcohol business, was also established for the chilled distribution system, creating a distribution framework that offers customers added value in the

form of freshness management. In addition, the subsidiary Kirin Communication Stage Co., Ltd. was established to handle in-store marketing for volume retailers, a sector of the market that is expanding quickly. This new company has already begun operations in the Tokyo area.

In production, renovations were completed to the Toride and Okayama production facilities. Production efficiency has been enhanced, and the Okayama facility and Shonan facility of Kirin Beverage Corporation have begun manufacturing *Kirin Chu-hi Hyoketsu*. In distribution, integration of distribution channels for wine and spirits has been completed, and block distribution functions are beginning to be integrated with Kirin Beverage and distribution was made more efficient throughout the Kirin Group.

Overseas, performance remained robust at Lion Nathan Ltd., a Group company based in Australia. Capital increases to the major Philippine brewery San Miguel Corporation were completed in March, and in May a new product, *Kirin Bar Beer*, was launched in Taiwan with manufacturing assistance from Lion Nathan. These moves helped to realize Group synergies, and drive profit-oriented business development focused on Asia and Oceania.

Consequently, total net sales in the alcohol beverage business segment decreased 0.8% from the previous year to ¥1,069.5 billion.

Soft Drinks Business

Kirin Beverage Corporation, which operates Kirin's soft drinks business, undertook aggressive marketing to enhance its key brands. Initiatives were made to further increase the value of the *Namacha* brand, Kirin Beverage's representative product, in the increasingly competitive sugarless tea drinks market. Sales of the new product *Amino Supli* surpassed forecasts. Shipments of *Fire* surpassed 10 million cases for the fourth consecutive year.

The new company Kirin MC Danone Waters Co., Ltd. was established in November as a joint venture between Kirin Beverage, Groupe Danone, and Mitsubishi Corporation. This new company aims to establish itself as the leading company in Japan's mineral water market.

In China, sales of *Gogono-kocha* ("afternoon tea") remained steady, and sales of *Namacha* have grown steadily since its launch in 2001.

Consequently, total net sales in the soft drink business segment rose 3.0% from the previous year to ¥342.9 billion.

Other Businesses

In pharmaceuticals, Kirin conducted information sharing activities with Sankyo Co., Ltd. for *ESPO*, a genetically engineered hormone that regulates red blood cell production, and for *GRAN*, an agent that stimulates white blood cell production. Kirin also stepped up exclusive marketing efforts in Japan for *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism. Doses of *GRAN* in pre-filled syringes were also launched in August, contributing to further expand sales. R&D was accelerated on KRN321, the second generation of *ESPO*, and manufacturing authorization was acquired for pre-filled syringes of *ESPO*. In the field of human antibodies, the creation of cows to produce human antibodies was achieved in a joint R&D project with the U.S. company Hematech, LLC. Steady success was also realized in the field of cell therapy, as clinical trials began on APC8020, a preparation for the treatment of multiple myeloma, and an application for an import license was made for AM9802, a device for cell therapy research.

In the agribio business, Flower Season Co., Ltd. was established in September as a joint venture with Dole Food Company, Inc. and its affiliated company as a wholesaler of flowers and ornamental plants, marking Kirin's entry into the growing volume retail market. Kirin also moved to bolster its base in the carnation business, buying the marketing rights and specific variety rights held by the Israeli carnation propagation and seedling marketing company R. Shemi Ltd., in October through its 100 percent owned Spanish subsidiary, Barberet & Blanc S.A.

In the nutrient food and feed business, Takeda Kirin Foods Co., Ltd. smoothly began its sales efforts in the seasonings field in from April. The release of new products in the health foods field such as the *Kirin Brewer's Yeast* series helped to increase earning capacity.

As a result of the above, total net sales in the other business segment rose 13.2% from the previous year to ¥170.2 billion.

2. Financial Position

Net cash used in investing activities during 2002 increased due to factors such as Kirin's investment in San Miguel Corporation, but this was offset by the issuance of bonds and increases in long-term debt as well as royalty income. As a result, cash and cash equivalents ("cash") on a consolidated basis decreased ¥38.7 billion from the previous fiscal year to ¥105.6 billion.

Consolidated cash flows are as follows:

Cash flow from operating activities

Income before income taxes and minority interests increased ¥17.3 billion from the previous year, and the decrease in working capital (accounts receivable, inventories, purchasing obligations and beer taxes payable) increased ¥17.8 billion. As a result of these and other factors, net cash provided by operating activities increased to ¥87.7 billion, ¥16.6 billion over the previous year.

Cash flow from investing activities

Payments for purchase of property and equipment, including capital investment in the domestic alcohol business, were ¥85.4 billion, ¥14.0 billion higher than the previous year's total. Payment for purchase of marketable securities and investment securities totaled ¥103.8 billion. Proceeds from termination of funds in trust, however, were ¥17.4 billion. As a result of these and other factors, net cash used in investing activities increased to ¥175.3 billion, ¥163.2 billion over the previous year.

Cash flow from financing activities

Cash dividends paid amounted to ¥11.7 billion, approximately the same as in the previous year. Kirin raised ¥37.9 billion from an increase in bank loans, however, and ¥40.0 billion from the issuance of bonds. As a result, net cash provided by financing activities was ¥50.6 billion, an increase of ¥29.8 billion over the previous year.

3. Outlook

Kirin is now in the final year of the KG 21 Action Plan and is further strengthening coordination and cooperation among the Group companies in order to achieve the goals of this plan. Additional efforts to reform the cost structure are being undertaken to this end, based on the results of similar efforts made mainly in the domestic alcohol business in 2002, and with the aim of forging a strong corporate structure in which stable earnings are maintained.

In the domestic alcohol business, strategic investments were made in growth categories such as *happo-shu*, *chu-hi* drinks, *shochu* and wine, further strengthening the base of the comprehensive alcohol business. Several new market-creating products were launched that are attractive and offer customers new levels of value. Kirin will also streamline its distribution network and marketing structure and step up sales efforts in response to the rise in the tax on *happo-shu*, liberalization of alcohol sales regulations, and other changes in the market environment.

Product initiatives include, in the *happo-shu* category, the launch of *Tanrei Alpha* and *Namakuro*. In the beer category *Kirin Lager Blue Label* will be launched, and *Maroyaka Kobo* will be released nationwide, offering a new level of added value to customers while simultaneously serving to strengthen the power of Kirin's key brands. The *Kirin Chu-hi Hyoketsu* brand will be kept fresh by the addition of lime as a new flavor, which will help the brand continue to lead the market and grow further. In wine, *shochu* and spirits categories, *Mugi Shochu Pure Blue* and *Hyoketsu 21° Straight* will be marketed nationwide, while the lineup of products will be further enhanced by the launch of new sparkling wines and everyday wines, and the addition of *Two Dogs Lychee*. For spirits, Kirin will concentrate on increasing sales of its two mainstay brands, *Chivas Regal* scotch and *Four Roses* bourbon. The addition to the product lineup of several brands of Chinese liquor obtained from Eishogen Co., Ltd. will also increase Kirin's ability to offer a comprehensive line of alcohol products.

Sales measures will focus on achieving sales targets and protecting margins to be accomplished through further strengthening of sales effectiveness and strategic distribution of resources into growth markets. Specifically, Kirin Communication Stage Co., Ltd. will expand its sales efforts nationwide, the marketing structure towards volume retailers will be enhanced, and measures will be taken to build a sales structure with a high level of flexibility and support. Kirin will also continue to work towards lowering marketing costs.

Kirin will continue to accumulate production technology in line with its position as a comprehensive alcohol producer, conduct development aimed at producing retail products and build a structure that ensures a high level of product quality. Kirin will also continue its efforts to improve the efficiency of distribution throughout the Group, raise the standard level of service to further improve the degree of product freshness found in stores, and enhance the chilled distribution infrastructure. The management level of food safety and assurance at all Group companies will be raised, further improving product quality.

In the overseas beer business, Kirin will continue to pursue profit-oriented business development focused on Asian and Oceania. It will also work to leverage Group synergy through projects such as the launch in Shanghai of the new product *Kirin Qingchun Beer*, developed with the assistance of Lion Nathan Ltd, and through cooperation in the wine business.

In the soft drink business, Kirin will deploy a competitive brand formation led by enhancements to its cost competitiveness, and initiate reforms aimed at creating a firmer marketing structure. In its product line, Kirin will grow and strengthen its mainstay brands *Namacha*, *Amino Supli*, *Gogono-kocha* ("afternoon tea") and *Fire*, as well as its two brands of mineral water, *Volvic* and *Alkaline-ion no Mizu*. It will also introduce popular and revolutionary new products to stimulate demand in the soft drinks market. In the marketing and distribution areas, Kirin will focus on building a stronger structure.

Overseas, *Amino Supli* will be launched in Shanghai to further enhance the product lineup.
In the development of other businesses, pharmaceutical sales will be increased through early release of *ESPO* pre-filled syringes, and further upgrades to the product pipeline. The agribio business will be expanded in the key fields of chrysanthemums and carnations, and further enhancements to the operational base both in Japan and overseas. In the nutrient food and feed business, Kirin will pursue development of high-value added products that use beer yeast.
Kirin will also continue its environmental initiatives and support for sports and cultural activities, aimed at developing a closer bond with the aim of harmonious coexistence with society.
In reforming its management structure, Kirin is restructuring of its board of directors, and introducing an executive officer system to clarify the distinction between the respective responsibilities of the decision-making and operation functions. These two initiatives will help enhance compliance.

For the year ending December 31, 2003, Kirin projects consolidated sales of ¥1,670.0 billion (a year-on-year increase of 5.5%), income before extraordinary items of ¥98.0 billion (a year-on-year increase of 16.1%), and net income of ¥39.0 billion (a year-on-year increase of 19.9%).
Cash dividends for 2003 are expected to total ¥12 per share, consisting of interim and year-end dividends of ¥6 per share each.

4. Note Concerning Results Projections

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2002 Amount	Percentage over total assets	At December 31, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash	(*3)	108,148		143,525		(35,377)
Notes and accounts receivable	(*3)	269,106		256,254		12,852
Marketable securities		2,017		12,272		(10,255)
Inventories	(*3)	83,949		65,731		18,218
Deferred income taxes		17,788		17,188		600
Funds in trust		–		17,411		(17,411)
Other		48,032		42,673		5,359
Allowance for doubtful accounts		(5,456)		(2,087)		(3,369)
Total current assets		523,585	30.0	552,969	33.3	(29,384)
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings and structures	(*3)	189,050		187,361		1,689
Machinery, equipment and vehicles	(*3)	190,687		178,783		11,904
Land	(*3,5)	166,393		156,269		10,124
Construction in progress		13,290		22,636		(9,346)
Other	(*3)	49,961		52,528		(2,567)
Total		609,382	35.0	597,578	36.0	11,804
Intangible Fixed Assets						
Goodwill		30,751		21,199		9,552
Consolidation differences		45,513		45,700		(187)
Other	(*3)	75,857		58,475		17,382
Total		152,122	8.7	125,376	7.5	26,746
Investments and Other Assets						
Investment securities	(*2,3)	330,905		263,060		67,846
Long term loans		5,916		5,150		766
Life insurance investments		35,093		33,792		1,301
Deferred income taxes		55,868		45,191		10,677
Deferred income taxes due to revaluation for land	(*5)	1,997		1,995		2
Other	(*2)	33,172		39,567		(6,395)
Allowance for doubtful accounts		(3,913)		(3,029)		(884)
Total		459,041	26.3	385,728	23.2	73,313
Total fixed assets		1,220,546	70.0	1,108,683	66.7	111,863
TOTAL ASSETS		1,744,131	100.0	1,661,652	100.0	82,479

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2002 Amount	Percentage over total assets	At December 31, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes and accounts payable		98,649		105,084		(6,435)
Short-term loans payable	(*3)	47,824		26,133		21,691
Beer taxes payable		113,660		119,315		(5,655)
Income taxes payable		15,599		19,280		(3,681)
Accrued expenses		59,573		57,243		2,330
Deposits received		61,227		64,406		(3,179)
Other		64,619		50,177		14,442
Total current liabilities		461,154	26.4	441,641	26.6	19,513
Long-term Liabilities						
Bonds		129,948		87,400		42,548
Long-term debt	(*3)	105,148		74,511		30,637
Pension and retirement benefits		95,414		100,060		(4,646)
Retirement benefits for directors and corporate auditors		1,950		2,022		(72)
Reserve for repair and maintenance of vending machines		6,657		5,520		1,137
Deposits received	(*3)	78,567		84,241		(5,674)
Other		21,633		20,178		1,455
Total long-term liabilities		439,318	25.2	373,934	22.5	65,384
TOTAL LIABILITIES		900,473	51.6	815,576	49.1	84,897
MINORITY INTERESTS		74,431	4.3	63,174	3.8	11,257
Common Stock		102,045	5.8	102,045	6.1	—
Additional Paid-In Capital		70,868	4.1	70,868	4.3	—
Revaluation variance for Land	(*5)	(1,627)	(0.1)	(1,625)	(0.1)	(1)
Retained Earnings		630,744	36.2	608,603	36.6	22,141
Net unrealized holding gains on securities		6,132	0.4	19,331	1.2	(13,199)
Foreign currency translation adjustments		(25,308)	(1.5)	(16,235)	(1.0)	(9,073)
Total		782,855	44.9	782,988	47.1	(133)
Treasury Stock		(13,628)	(0.8)	(86)	(0.0)	(13,542)
TOTAL SHAREHOLDERS' EQUITY		769,227	44.1	782,902	47.1	(13,675)
TOTAL LIABILTIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,744,131	100.0	1,661,652	100.0	82,479

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2002 Amount	Percentage over sales	Year ended December 31, 2001 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		1,583,248	100.0	1,561,879	100.0	21,369
Cost of Sales		1,000,199	63.2	999,907	64.0	292
Gross Profit		583,048	36.8	561,972	36.0	21,076
Selling, General and Administrative Expenses	(*1,2)	493,259	31.2	486,907	31.2	6,352
Operating Income		89,789	5.7	75,065	4.8	14,724
Non-operating Income						
Interest income		1,147		1,675		(528)
Return on funds in trust		210		558		(348)
Dividend income		2,614		1,864		750
Equity in earnings of affiliates		2,102		1,864		238
Other		4,143		5,718		(1,575)
Total		10,217	0.6	11,681	0.7	(1,464)
Non-operating Expenses						
Interest expense		8,955		9,733		(778)
Other		6,607		7,673		(1,066)
Total		15,562	1.0	17,407	1.1	(1,845)
Income before Special Items and Income Taxes		84,443	5.3	69,339	4.4	15,104
Special Income						
Gain on sales of fixed assets	(*3)	3,401		2,981		420
Gain on sales of investment securities		420		9,959		(9,539)
Gain on establishment of trust for employees' pension and retirement benefit		—		4,599		(4,599)
Gain on sales of affiliates		—		6,387		(6,387)
Reversal of allowance for furnace overhaul		700		—		700
Total		4,521	0.3	23,928	1.5	(19,407)
Special Expenses						
Loss on disposal of fixed assets	(*4)	6,715		4,998		1,717
Loss on sales of fixed assets	(*5)	379		759		(380)
Loss on disposal of affiliates		—		991		(991)
Write-down of fixed assets of foreign subsidiaries	(*6)	—		3,708		(3,708)
Loss on revaluation of investment securities		2,236		3,283		(1,047)
Loss on sales of investment securities		7		1,299		(1,292)
Loss on devaluation of golf club membership	(*7)	—		2,257		(2,257)
Amortization of net transition obligation of accounting standard for employees' severance and retirement benefits		—		18,835		(18,835)
Loss on devaluation of real estate in trust		3,352		—		3,352
Premium on retirement benefits		1,755		—		1,755
Total		14,447	0.9	36,133	2.3	(21,686)
Income before Income Taxes and Minority Interests		74,517	4.7	57,134	3.7	17,383
Income Taxes (Current)		37,092	2.3	40,207	2.6	(3,115)
Income Taxes (Deferred)		(878)	(0.1)	(10,705)	(0.7)	9,827
Minority Interests		5,762	0.4	4,509	0.3	1,253
Net Income		32,540	2.1	23,122	1.5	9,418

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001	Increase (Decrease)
Retained earnings at beginning of period	608,603	595,575	13,028
Increase in retained earnings			
Increase resulting from new affiliates under equity method	–	4	(4)
Foreign currency translation adjustment of foreign subsidiaries and affiliates	1,167	1,291	(124)
Increase due to revaluation of property, plant and equipment of foreign subsidiaries and affiliates	1,338	–	1,338
Reversal of revaluation variance for land	1	–	1
Increase in retained earnings of an equity method affiliate due to increase of consolidation scope	–	706	(706)
Total	2,507	2,003	504
Decrease in retained earnings			
Cash dividends paid	11,781	11,814	(33)
Bonuses paid to directors and corporate auditors	205	283	(78)
(corporate auditors' portion included above	31	28	3)
Decrease resulting from newly consolidated subsidiaries	409	–	409
Decrease due to exclusion of subsidiaries From consolidation scope	511	–	511
Total	12,907	12,097	810
Net income	32,540	23,122	9,418
Retained earnings at end of period	630,744	608,603	22,141

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001	Increase (Decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	74,517	57,134	17,383
Depreciation	75,206	73,588	1,618
Amortization of consolidation differences	3,034	2,875	159
Increase (decrease) in pension and retirement benefits	(4,227)	14,870	(19,097)
Interest and dividend income and return on funds in trust	(3,972)	(4,098)	126
Interest expense	8,955	9,733	(778)
Gain on sales of fixed assets	(3,401)	(2,981)	(420)
Gain on sales of marketable securities and investment securities	(420)	(10,024)	9,604
Gain on establishment of trust for employees' pension and retirement benefit	—	(4,599)	4,599
Gain on sales of affiliates	—	(6,387)	6,387
Loss on disposal or sales of fixed assets	7,094	5,757	1,337
Write-down of fixed assets of foreign subsidiaries	—	3,708	(3,708)
Loss on revaluation of investment securities	2,236	3,283	(1,047)
Loss on devaluation of real estate in trust	3,352	—	3,352
Decrease (increase) in notes and accounts receivable	(6,164)	(13,945)	7,781
Decrease (increase) in inventories	(11,131)	(1,762)	(9,369)
Increase (decrease) in notes and accounts payable	(11,265)	3,249	(14,514)
Increase (decrease) in beer taxes payable	(6,107)	(4,359)	(1,748)
Increase (decrease) in deposits received	(5,587)	(9,662)	4,075
Other	8,646	(2,356)	11,002
Sub-total	130,766	114,022	16,744
Interest, dividend and return on funds in trust received	6,227	5,013	1,214
Interest paid	(8,785)	(9,660)	875
Income taxes paid	(40,457)	(38,230)	(2,227)
Net cash provided by operating activities	87,750	71,144	16,606
Cash flows from investing activities			
Payments for purchases of property, plant, equipment and intangible fixed assets	(85,492)	(71,449)	(14,043)
Proceeds from sales of property, plant and equipment	5,312	4,297	1,015
Payments for purchases of marketable securities and investment securities	(103,832)	(9,183)	(94,649)
Proceeds from sales and redemption of marketable securities and investment securities	11,075	30,548	(19,473)
Proceeds from termination of funds in trust	17,411	20,000	(2,589)
Proceeds from termination of life insurance investment	—	533	(533)
Payments for investments in consolidated subsidiaries' common stock	(12,674)	(19,215)	6,541
Proceeds from sale of consolidated subsidiaries' common stock	—	37,086	(37,086)
Other	(7,177)	(4,725)	(2,452)
Net cash used in investing activities	(175,377)	(12,108)	(163,269)
Cash flows from financing activities			
Increase (decrease) in short-term loans payable	4,331	(5,225)	9,556
Proceeds from long-term debt	67,977	18,435	49,542
Repayments of long-term debt	(34,327)	(36,151)	1,824
Proceeds from issue of bonds	40,000	69,900	(29,900)
Payment for redemption of bonds	—	(10,602)	10,602
Payments for purchases of treasury stock	(13,542)	(82)	(13,460)
Cash dividends paid	(11,777)	(11,814)	37
Cash dividends paid to minority shareholders	(2,203)	(3,489)	1,286
Other	239	(104)	343
Net cash used in financing activities	50,699	20,865	29,834
Effect of exchange rate fluctuation on cash and cash equivalents	(1,282)	93	(1,375)
Net increase (decrease) in cash and cash equivalents	(38,209)	79,995	(118,204)
Cash and cash equivalents at beginning of period	144,331	64,335	79,996
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(495)	—	(495)
Cash and cash equivalents at end of period	105,625	144,331	(38,706)

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

The following is the table of scope of consolidation and application of equity method.

Classification	Number of companies
Consolidated subsidiaries (Note 1)	305
Unconsolidated subsidiaries applied by equity method (Note 2)	1
Affiliated companies applied by equity method (Note 3)	16

(Consolidation)

Note 1:

(1). The names of main consolidated subsidiaries are KIRIN BEVERAGE CORPORATION and LION NATHAN LTD.

(2) The changes of the scope of consolidation are as follows:

(a) Due to acquisition of additional shares, Flower Gate, Inc., KIRIN-ASUPRO SALES CORPORATION and another company became consolidated subsidiaries.

(b) Due to new establishment or acquisition, 43 companies including EI SHO GEN CO., LTD. and Takeda-Kirin Foods Corporation became consolidated subsidiaries.

(c) Due to the commencement of its operations, YOKOHAMA AKARENGA, INC. became a consolidated subsidiary.

(d) Due to the discontinuation of its operations, Kirin International Finance (Netherlands) B.V. was determined to be immaterial and therefore excluded from the consolidation scope.

(e) Due to liquidation, a subsidiary of KIRIN BEVERAGE CORPORATION was excluded from the consolidation scope.

(f) Due to sales of shares, a subsidiary of LION NATHAN LTD. was excluded from the consolidation scope.

(3). Subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their sales and net income or losses for the current fiscal year, and total assets and retained earnings as of December 31, 2002 on the consolidated financial statements are immaterial.

(4).The following are the names of consolidated subsidiaries whose balance sheet dates are different from that of the Company.

Name of subsidiary	*Balance sheet date*	
LION NATHAN LTD. and its subsidiaries	September 30, 2002	(*)
TWYFORD INTERNATIONAL INC. and its subsidiaries	September 30, 2002	(*)
JAPAN POTATO CORPORATION	September 30, 2002	(*)
Kirin-Asupro Co., Ltd.	November 30, 2002	(*)
KIRIN FEED LIMITED	November 30, 2002	(*)
KIRIN-ASUPRO SALES CORPORATION	November 30, 2002	(*)
EI SHO GEN CO., LTD.	March 31, 2002	(**)
Takeda-Kirin Foods Corporation	March 31, 2002	(***)

(*)Financial statements of the consolidated subsidiaries listed above as of their balance sheet dates and for the year then ended are used and necessary adjustments are made for the purpose of consolidation.

(**)The company's adjusted financial statements as of December 31, 2002 and for the year then ended are used for the purpose of consolidation.

(***)The company's interim financial statements as of September 30, 2002 and for the year then ended are used and necessary adjustments are made for the purpose of consolidation

(Equity Method)

Note 2:

The unconsolidated subsidiary applied by equity method is SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.

Note 3:

(1) The names of main affiliated companies under the equity method are KIRIN DISTELLERY COMPANY LIMITED, KINKI COCA-COLA BOTTOLING CO., LTD., YONEKYU CORPORATION and SAN MIGUEL CORPORATION.

(2) The change of the scope of application of equity method:

(a) Due to new establishment and acquisition of shares, SAN MIGUEL CORPORATION, FLOWER SEASON COMPANY, LIMITED and another company became affiliates under equity method.

(b) Due to acquisition of additional shares and therefore becoming a consolidated subsidiary, Flower Gate, Inc. KIRIN-ASUPRO SALES CORPORATION was no longer applied by the equity method.

(3) Investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. not accounted for by the equity method and affiliated companies including Diamond Sports Club Co., Ltd. not accounted for by the equity method, are stated at cost because the effect of their net income or losses for the current fiscal year and retained earnings as of December 31, 2002 on the consolidated financial statements are immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, it is not determined to have significant influence over this entity. Therefore above-mentioned company is excluded from affiliates under equity method.

(5) Where accounting periods of the affiliated companies under the equity method are different from that of the Company, the Company used their financial statements for the current period without any adjustments for equity calculation purposes.
Where the difference is more than 6 months, the Company used their latest financial statements and necessary adjustments are made for equity calculation purposes.

1. Valuation of securities
Debt securities intended to be held to maturity are valued by amortized cost method.
Available-for-sale securities with available fair market values are stated at fair market value as of the balance sheet date with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of available-for-sale securities are computed using the moving-average method.
Other securities with no available fair market value are stated at moving-average cost.

2. Derivative financial instruments
Derivative financial instruments are stated at fair values.

3. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.
Raw materials and supplies are mainly stated at cost determined by the moving average method.
Construction in process is stated at cost determined by the specific identification method.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding buildings fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method. Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term. Consolidated foreign subsidiaries adopt the straight-line method.

5. Amortization of intangible fixed assets
The straight-line method is used for intangible fixed assets over estimated useful lives. Consolidated foreign subsidiaries mainly adopt the straight-line method over 20 years.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at December 31, 2002 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

8. Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations at December 31,2002 calculated in accordance with policies of the Company and subsidiaries.

9. Reserve for repair and maintenance of vending machines
KIRIN BEVERAGE CORPORATION and its consolidated subsidiaries provide reserve for repair and maintenance cost of vending machines, by estimating the necessary repair and maintenance cost in the future, allocating the costs over 5 year period. The actual expenditure is deducted in the balance of the reserve on the balance sheet.

10. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.
Consolidated foreign subsidiaries mainly capitalize finance leases.

11. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedging items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added or to be deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company and its subsidiaries use forward foreign currency contracts and interest rate swaps as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables from the sale of the Companies' products and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and its subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts	Foreign currency trade receivables and trade payables
Interest rate swap contracts	loans receivable and loans payable
Commodity swap contracts	Commodity price

The Company and its subsidiaries evaluate the effectiveness of hedge semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

12. Consumption tax
Consumption tax is excluded from the revenue and expense accounts, which are subject to such tax.

13.Valuation of the assets and liabilities of consolidated subsidiaries
In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the respective subsidiaries were initially consolidated.

14. Consolidation differences

Differences between the cost and the underlying net equity of investments in consolidated subsidiaries and affiliates, which are accounted for by the equity method is amortized using the straight-line method over 15 to 20 years. Where the difference is small, it is recognized as expense when incurred.

15.Appropriation of retained earnings

The appropriation of retained earnings of the consolidated subsidiaries is based upon the appropriation resolved at the subsidiaries during the current fiscal year.

16. Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturity of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

1 Accumulated depreciation (¥ millions)

	At December 31, 2002	At December 31, 2001
Accumulated depreciation	753,504	724,174

2 Investments in non-consolidated subsidiaries and affiliates (¥ millions)

	At December 31, 2002	At December 31, 2001
Investments in securities (Stocks)	136,533	69,472
Other in investments and other assets (Equity)	209	306

3 Detail of collateral

(1) Collateral (¥ millions)

	At December 31, 2002	At December 31, 2001
Cash	0	—
Notes and accounts receivable	359	391
Inventories	3,031	3,055
Buildings and structures	1,822	1,432
Machinery, equipment and vehicles	2,007	1,719
Land	950	1,132
Other of property, plant and Equipment (Fixtures)	27	35
Other of intangible fixed assets	149	—
Investment securities	29	33
Total	8,379	7,800
Following assets, which are included above, are pledged as factory foundation collateral		
Buildings and structures	273	313
Machinery, equipment and vehicles	33	36
Land	383	657
Total	690	1,008

(2) Secured borrowing (¥ millions)

	At December 31, 2002	At December 31, 2001
Short-term loans payable	3,963	2,400
Long-term debt (include current maturities of long-term loans)	2,267	1,630
Deposits received	3,408	3,408
Postage charge (facility limit)	13	29
Total	9,653	7,468
Following borrowings, which are included above, are guaranteed by factory foundation collateral		
Short-term loans payable	2,100	2,400

1. Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

4 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies

(¥ millions)

	At December 31, 2002	At December 31, 2001
	1,825	2,644
(Number	4	5)

(2) Guarantees for employee's housing loan from banks

(¥ millions)

	At December 31, 2002	At December 31, 2001
	11,609	13,399

(3) Guarantees for customers

(¥ millions, Foreign currency: thousand)

	At December 31, 2002	At December 31, 2001
Southeastern Container, Inc.	1,331 USD 11,102	1,464 USD 11,102
Other	924	858
(Number	61	55)
[Foreign currencies included above	780 AUD11,704 NZD 5	443 AUD 7,631]

Total contingent liabilities	15,691	18,368
(Agreements similar to guarantees included above	1,025	969)

5 Revaluation of land

KIRIN BEVERAGE CORPORATION revalued land used for business pursuant to Law Concerning Revaluation Reserve for Land (effective March 31, 1998) and revision of the Law on March 31, 2001.

Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as revaluation variance for land in shareholders' equity, and tax portion is accounted for as deferred income taxes.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land effective March 31, 1998.

Where the road rating is not provided, adjusted valuation of real estate tax set in the Article 2, Paragraph 3 was used.

Date of revaluation December 31, 2001

(¥ millions)

	At December 31, 2002	At December 31, 2001
The difference between the fair value and carrying amounts of the revaluated land at year-end	1,773	–

(CONSOLIDATED STATEMENTS OF INCOME)

1 Major elements of selling, general and administrative expenses (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Sales promotion	136,364	139,870
Freight	45,023	45,546
Advertising	56,626	61,290
Pension and retirement benefit costs	10,290	8,078
Employee's compensation	88,378	82,658
Research and development	22,771	22,868
Depreciation	24,143	24,571

2 Research and development expenses included in selling, general and administrative expenses and cost of sales (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Total Research and development expenses	23,024	23,063

3 Gain on sales of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Land	3,157	2,897
Other	243	83
Total	3,401	2,981

4 Loss on disposal of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Buildings and structures	3,323	2,328
Machinery, equipment and vehicles	3,114	2,407
Other	277	262
Total	6,715	4,998

5 Loss on sales of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Buildings and structures	80	401
Machinery, equipment and vehicles	197	255
Other	101	102
Total	379	759

6 Write-down of fixed assets of foreign subsidiaries

Write-down of fixed assets of foreign subsidiaries represent impairment loss of goodwill and other assets of LION NATHAN LTD. 2001.

7 Loss on devaluation of golf club membership

Doubtful accounts expense for security deposit of golf club membership

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

1 Reconciliation between cash and cash equivalents on consolidated statements of cash flows at end of period and related accounts on consolidated balance sheets is as follows;

(¥ millions)

	At December 31, 2002	At December 31, 2001
Cash	108,148	143,525
Marketable securities	2,017	12,272
Fixed (time) deposit over 3 months	(2,522)	(3,411)
Marketable securities over 3 months	(2,017)	(8,054)
Cash and cash equivalents at end of period	105,625	144,331

2 Assets and liabilities of the newly consolidated subsidiaries by acquisition

(¥ millions)

	At December 31, 2002	At December 31, 2001
Current Assets	32,572	11,938
Fixed Assets	25,591	44,457
Consolidation differences	3,076	92
Current Liabilities	(8,112)	(4,423)
Long-term Liabilities	(13,321)	(14,933)
Minority interests	(5,390)	(10,240)
Acquisition cost	34,415	26,891
Acquisition cost at the beginning of the period	(925)	(7,803)
Acquisition cost during the period	33,490	19,087
Cash and cash equivalents of the acquired companies	(20,816)	127
Expenditure of acquisition	12,674	19,215

3 Assets and liabilities of the companies excluded from consolidation scope due to sales of stock

(¥ millions)

	At December 31, 2002	At December 31, 2001
Current Assets	—	10,310
Fixed Assets	—	42,603
TOTAL ASSETS	—	52,914
Current Liabilities	—	(2,611)
Long-term Liabilities	—	(15,545)
TOTAL LIABILTIES	—	(18,157)

4 Non cash transaction

Securities contributed to employees' pension and retirement benefits trust

(¥ millions)

	At December 31, 2002	At December 31, 2001
Securities contributed	—	3,802
Gain on contribution	—	4,599
Total Securities contributed	—	8,401

(SEGMENT INFORMATION)

1. Business Segment Information

(¥ millions)

	Year ended December 31,2002					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,069,521	342,946	170,780	1,583,248	—	1,583,248
2 Intersegment	2,941	955	109,173	113,070	(113,070)	—
Total sales	1,072,463	343,901	279,954	1,696,319	(113,070)	1,583,248
Operating expenses	1,013,342	324,954	265,031	1,603,328	(109,869)	1,493,459
Operating income	59,120	18,946	14,923	92,991	(3,201)	89,789
Assets, depreciation and capital expenditure						
Assets	897,449	239,117	317,311	1,453,878	290,253	1,744,131
Depreciation	42,842	15,738	15,362	73,943	1,263	75,206
Capital expenditure	33,342	20,506	30,115	83,964	1,332	85,296

(¥ millions)

	Year ended December 31,2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,078,004	332,951	150,922	1,561,879	—	1,561,879
2 Intersegment	2,845	1,296	129,678	133,819	(133,819)	—
Total sales	1,080,849	334,248	280,600	1,695,698	(133,819)	1,561,879
Operating expenses	1,034,393	317,128	264,733	1,616,255	(129,441)	1,486,814
Operating income	46,455	17,120	15,867	79,443	(4,378)	75,065
Assets, depreciation and capital expenditure						
Assets	759,833	233,771	288,247	1,281,853	379,799	1,661,652
Depreciation	40,960	16,105	14,637	71,703	1,885	73,588
Capital expenditure	40,698	15,481	16,866	73,046	517	73,564

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows:

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happo-shu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drink, Other drink
Other	Pharmaceutical products, Engineering, Logistics, Floriculture etc.

3. Unallocable operating expenses included in "Elimination / Unallocation" mainly consist of costs for new business development and costs for research and development of new basic technologies.
   Year ended December 31, 2002 ¥3,583million
   Year ended December 31, 2001 ¥3,982million

4. Unallocable assets included in "Elimination / unallocation" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.
   Year ended December 31, 2002 ¥333,309million
   Year ended December 31, 2001 ¥410,749million

2. Geographical Segment Information

(¥ millions)

	Year ended December 31,2002					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,404,629	121,769	56,849	1,583,248	—	1,583,248
2 Intersegment	2,035	1,223	1,518	4,777	(4,777)	—
Total sales	1,406,665	122,993	58,368	1,588,026	(4,777)	1,583,248
Operating expenses	1,333,980	106,905	53,790	1,494,676	(1,216)	1,493,459
Operating income	72,684	16,087	4,578	93,350	(3,561)	89,789
Assets	1,049,397	297,583	75,426	1,422,408	321,723	1,744,131

(¥ millions)

	Year ended December 31,2001					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,408,904	105,224	47,750	1,561,879	—	1,561,879
2 Intersegment	2,268	910	703	3,882	(3,882)	—
Total sales	1,411,172	106,135	48,453	1,565,761	(3,882)	1,561,879
Operating expenses	1,349,543	91,998	45,035	1,486,577	236	1,486,814
Operating income	61,629	14,136	3,417	79,184	(4,119)	75,065
Assets	1,003,365	186,513	62,289	1,252,168	409,484	1,661,652

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Other	USA, Europe

3. Amounts and major items included in "Elimination/Unallocation" are the same as those described in Notes 3 and 4 in "1.Business Segment Information".

3. Overseas sales

(¥ millions)

		Year ended December 31,2002		
		Asia, Oceania	Other	Total
I	Overseas sales	122,982	58,073	181,056
II	Consolidated sales	—	—	1,583,248
III	Percentage of overseas sales to consolidated sales(%)	7.8	3.7	11.4

(¥ millions)

		Year ended December 31,2001		
		Asia, Oceania	Other	Total
I	Overseas sales	105,879	48,100	153,979
II	Consolidated sales	—	—	1,561,879
III	Percentage of overseas sales to consolidated sales(%)	6.8	3.1	9.9

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Other	USA, Europe

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(LEASE TRANSACTIONS)

Lessee lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased properties

(¥ millions)

	At December 31, 2002	At December 31, 2001
Machinery, equipment and vehicles		
Purchase price equivalent	2,468	2,794
Accumulated depreciation equivalent	1,279	1,462
Book value equivalent	1,188	1,331
Property, plant and equipment, other (Tools)		
Purchase price equivalent	2,953	4,165
Accumulated depreciation equivalent	1,585	2,700
Book value equivalent	1,368	1,465
Total		
Purchase price equivalent	5,422	6,959
Accumulated depreciation equivalent	2,864	4,162
Book value equivalent	2,557	2,797

(2) Lease commitments

(¥ millions)

	At December 31, 2002	At December 31, 2001
Due within one year	960	1,142
Due over one year	1,657	1,822
Total	2,617	2,964

(3) Lease payments, depreciation equivalent and interest equivalent

(¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Lease payments	1,350	1,495
Depreciation equivalent	1,197	1,257
Interest equivalent	72	87

(4) Method of computing depreciation equivalent

Depreciation equivalent is computed on the straight-line method over the lease terms with residual value of zero.

(5) Allocation of interest equivalent

Differences between total lease expenses and its acquisition costs of the leased properties comprise interest equivalent and insurance, maintenance and certain other operating costs. Interest equivalent is allocated using interest method over the terms of leases.

(Operating lease transactions)

Lease commitments

(¥ millions)

	At December 31, 2002	At December 31, 2001
Due within one year	2,147	1,408
Due over one year	6,421	3,639
Total	8,568	5,048

Lessor lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price, accumulated depreciation and book value of leased properties

(¥ millions)

	At December 31, 2002	At December 31, 2001
Property, plant and equipment, other (Leased assets)		
Purchase price	18,313	18,600
Accumulated depreciation	11,498	11,837
Book value	6,815	6,762
Intangible fixed assets, other (Leased assets)		
Purchase price	–	–
Accumulated depreciation	–	–
Book value	739	696
Total		
Purchase price	18,313	18,600
Accumulated depreciation	11,498	11,837
Book value	7,554	7,458

(2) Lease commitments

(¥ millions)

	At December 31, 2002	At December 31, 2001
Due within one year	2,024	2,235
Due over one year	5,813	5,512
Total	7,838	7,748

(3) Lease revenue, depreciation and interest equivalent

(¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Lease revenue	2,860	3,030
Depreciation	2,448	2,502
Interest equivalent	381	334

(4) Allocation of interest equivalent

Interest equivalent is allocated using the interest method over the terms of leases.

(Related party transactions)

Disclosure for related party transactions is omitted, as there have been no significant transactions with related parties.

(Deferred income taxes)

1. Significant components of deferred income tax assets and liabilities (¥ millions)

	At December 31, 2002	At December 31, 2001
Deferred income tax assets		
Pension and retirement benefits	31,938	35,959
Deferred charges	9,924	9,261
Depreciation	8,328	8,410
Unrealized profits on fixed assets	4,105	4,050
Other	35,209	32,667
Sub-total	89,507	90,349
Less valuation allowance	(94)	(300)
Total deferred income tax assets	89,413	90,049
Deferred income tax liabilities		
Reserve for deferred gains on sales of fixed assets for tax purposes	(10,186)	(11,000)
Net unrealized holding gains on securities	(4,794)	(14,020)
Accelerated depreciation for foreign subsidiary	(4,201)	(4,064)
Other	(5,917)	(6,949)
Total deferred income tax liabilities	(25,099)	(36,034)
Net deferred income tax assets	64,313	54,014
Deferred income tax due to revaluation of land	1,997	1,995
Net deferred income tax assets are included in the consolidated balance sheets as follows:		
Current Assets- Deferred income tax assets	17,788	17,188
Fixed Assets –Deferred income tax assets	55,868	45,191
Current Liabilities-Other	(10)	(5)
Long-term Liabilities-Other	(9,333)	(8,359)

2. Significant components of difference between the statutory tax rate and the effective tax rate (%)

	At December 31, 2002	At December 31, 2001
Statutory tax rate	42.1	42.1
Permanent difference— expenses	3.4	6.9
Permanent difference— revenues	(1.0)	(1.3)
Per capita inhabitants taxes	0.4	0.5
Amortization of consolidation differences	1.7	2.1
Other	2.0	1.3
Effective tax rate	48.6	51.6

(SECURITIES)

1. Held-to-maturity securities with market values (¥ millions)

Securities whose market value exceeds the book value	At December 31,2002 Book value	Market value	Difference	At December 31,2001 Book value	Market value	Difference
Governmental/municipal bonds	1,348	1,374	26	1,048	1,075	26
Corporate bonds	1,341	1,357	15	1,787	1,810	23
Other	—	—	—	—	—	—
Sub-Total	2,689	2,731	41	2,835	2,885	49
Securities whose market value does not exceed the book value	Book value	Market value	Difference	Book value	Market value	Difference
Governmental/municipal bonds	49	49	(0)	49	49	(0)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-Total	49	49	(0)	49	49	(0)
Total	2,739	2,781	41	2,885	2,935	49

2. Available-for-sale securities with market values (¥ millions)

Securities whose book value exceeds their acquisition cost	At December 31,2002 Acquisition cost	Book value	Difference	At December 31,2001 Acquisition cost	Book value	Difference
Stocks	65,890	89,819	23,929	91,783	127,407	35,624
Bonds						
Governmental/municipal bonds	49	54	4	49	56	6
Corporate bonds	13	14	1	60	64	4
Other	999	1,001	1	6,498	6,545	47
Other	50	50	0	5,076	5,149	72
Sub-Total	67,003	90,941	23,936	103,468	139,223	35,755
Securities whose book value does not exceed their acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Stocks	70,635	57,307	(13,327)	18,389	15,950	(2,439)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	2,063	2,055	(7)	2,395	2,348	(47)
Sub-Total	72,698	59,363	(13,334)	20,785	18,298	(2,486)
Total	139,702	150,305	10,602	124,253	157,522	33,268

3. Available-for-sale securities sold during the period (¥ millions)

Amount sold	Year ended December 31,2002	Year ended December 31,2001
Amount sold	1,719	13,252
Total gain on sales	420	10,024
Total loss on sales	7	1,302

4. Book value of major securities not measured at fair value (¥ millions)

	Year ended December 31,2002	Year ended December 31,2001
Available-for-sale securities		
Unlisted securities	43,209	41,751
Investment fund constituted of bonds	–	1,637
Mid term government security fund	–	987
Other	135	1,045
Total	43,345	45,421

5. The redemption schedule of available-for-sale securities with maturity dates and held-to-maturity securities

(as of December 31, 2002) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	149	1,302	–	–
Corporate bonds	815	541	–	–
Other	1,001	–	–	–
Other	50	–	–	–
Total	2,017	1,843	–	–

(as of December 31, 2002) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	–	1,154	–	–
Corporate bonds	644	1,143	–	–
Other	5,562	1,013	–	–
Other	2,233	–	–	–
Total	8,440	3,311	–	–

6. Impairment loss on investment securities

Impairment loss of ¥ 2,236millions was recognized for available-for-sale securities in the year ended December 31, 2002. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the important losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the important losses are recorded on those securities, except for the cases where the recoverability of the values of those securities in the future is supported by a reasonable ground.

Impairment loss of ¥ 3,283millions was recognized for available-for-sale securities in the year ended December 31, 2001. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the important losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the important losses are recorded on those securities, except for the cases where the recoverability of the values of those securities in the future is supported by a reasonable ground.

(DERIVATIVE TRANSACTIONS)

At December 31, 2002

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by Kirin Brewery Company, Limited and its consolidated subsidiaries.

At December 31, 2001

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by Kirin Brewery Company, Limited and its consolidated subsidiaries.

(Pension and retirement benefits)

1. Summary of the pension and retirement benefit plan

The Company and its subsidiaries provide three types of contributory defined benefit plans, which are lump-sum severance payment, Welfare Pension Fund, and approved retirement pension. Premium on retirement benefit may be added upon retirement of employees. Several foreign subsidiaries provide defined contribution plans and/or defined benefit plans. The Company has established trust for employees' pension and retirement benefit.

2. Pension and retirement benefit obligation (¥ million)

	At December 31,2002	At December 31,2001
(1) Projected benefit obligation	(347,351)	(315,240)
(2) Fair value of plan assets	167,291	174,482
(3) Unfunded pension obligation (1)+(2)	(180,059)	(140,757)
(4) Unrecognized actuarial difference	84,645	40,697
(5) Pension and retirement benefit (3)+(4)	(95,414)	(100,060)

Notes: 1. Substitutional portion of the Welfare Pension Fund is included.
2. *Several subsidiaries compute the projected benefit obligation by using simplified method.*

3. Pension and retirement benefit expenses (¥ million)

	Year ended December 31,2002	Year ended December 31,2001
(1) Service cost (Notes1, 2)	9,376	8,912
(2) Interest cost	9,349	9,651
(3) Expected return on plan assets	(5,687)	(5,782)
(4) Amortization of net transition obligation	−	18,835
(5) Amortization of actuarial difference	2,707	−
(6) Pension and retirement benefits expenses	15,745	31,616

Notes: 1. Employees' contribution to the Welfare Pension Fund is excluded.
2. Pension and retirement benefits expenses of subsidiaries using simplified method are included.

4. Basis for calculation of pension and retirement benefits, etc.

	Year ended December 31,2002	Year ended December 31,2001
(1) Periodic allocation of anticipated pension and retirement benefits	Straight-line method	Straight-line method
(2) Discount rate	mainly 2.5%	3.0%
(3) Expected rate of return on plan assets	mainly 3.5%	mainly 3.5%
(4) Periods over which the actuarial difference is amortized	15 years	15 years
(5) Periods over which the net transition obligation is amortized	−	1 year

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the current fiscal year classified by the type of business segment is as follows:

Business Segment	year ended December 31, 2002		Percentage change (%)
Alcoholic beverages	1,009,811	(¥ millions)	(1.1)
Soft drinks	102,947	(¥ millions)	3.8
Other	96,697	(¥ millions)	9.9
Total	1,209,456	(¥ millions)	0.1

Notes: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the current fiscal year classified by the type of business segment is as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment

Business Segment	Orders received during period		Percentage change (%)	Backlog		Percentage change (%)
Alcoholic beverages	224	(¥ millions)	—	—		—
Soft drinks	1,086	(¥ millions)	130.6	—		—
Other	7,912	(¥ millions)	(25.5)	1,114	(¥ millions)	(60.6)
Total	9,223	(¥ millions)	(16.9)	1,114	(¥ millions)	(60.6)

Notes: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the current fiscal year classified by the type of business segment is as follows:

Business Segment	year ended December 31, 2002		Percentage change (%)
Alcoholic beverages	1,069,521	(¥ millions)	(0.8)
Soft drinks	342,946	(¥ millions)	3.0
Other	170,780	(¥ millions)	13.2
Total	1,583,248	(¥ millions)	1.4

Notes: The amounts do not include the related consumption tax, etc.

CONSOLIDATED FINANCIAL RESULTS for THE YEAR ended DEC. 31, 2002

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

FEB. 19, 2003

2002 Actual:Consolidated

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	'02Actual	'01Actual	Difference	Reference
Sales	1,583.2	1,561.8	21.4	
Increase in Parent's operating income			9.1	
Increase in other consolidated subsidiaries' operating income			4.4	LION NATHAN LTD.:2.8,etc.
Increase in KIRIN BEVERAGE'S operating income			1.2	
Increase in Operating Income	89.7	75.0	14.7	
Increase in equity in earnings of affiliates			0.3	SAN MIGUEL CORPORATION:0.7,etc.
Increase in Parent's non-operating income, net			0.2	
Increase in other consolidated subsidiaries' non-operating income, net			0.0	LION NATHAN LTD.:0.2,etc.
Decrease in KIRIN BEVERAGE'S non-operating income, net			(0.1)	
Increase in Income Before Special Items and Income Taxes	84.4	69.3	15.1	
Increase in KIRIN BEVERAGE'S special income, net			1.5	
Decrease in minority interests			(1.2)	
Decrease in Parent's special income, net			(2.3)	
Decrease in other consolidated subsidiaries' special income, net			(3.7)	LION NATHAN LTD.:(1.6),etc.
Increase in Net Income	23.1	32.5	(9.4)	

2003 Forecast:Consolidated

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	'03Forecast	'02Actual	Difference	Reference
Sales	1,670.0	1,583.2	86.8	
Increase in Parent's operating income			13.0	
Increase in KIRIN BEVERAGE'S operating income			0.7	
Decrease in other consolidated subsidiaries' operating income			(3.4)	Kirin Logistics Co.,Ltd.:(2.4) Kirin Engineering Co,.Ltd.:(0.6) ,etc.
Increase in Operating Income	100.0	89.7	10.3	
Increase in Parent's non-operating income, net			4.2	
Increase in equity in earnings of affiliates			2.1	
Decrease in other consolidated subsidiaries' non-operating income, net			(3.0)	Elimination of dividend income ,etc.
Increase in Income Before Special Items and Income Taxes	98.0	84.4	13.6	
Increase in KIRIN BEVERAGE'S special income, net			1.0	
Increase in other consolidated subsidiaries' special income, net			0.4	
Decrease in minority interests			(1.0)	
Decrease in Parent's special income, net			(7.5)	
Increase in Net Income	39.0	32.5	6.5	

Consolidated

Forecast of consolidated financial performance

Results of operations (¥ billions)

	2003 Forecast	2002 Actual	2001 Actual
Sales	1,670.0	1,583.2	1,561.8
Operating Income	100.0	89.7	75.0
Income before Special items	98.0	84.4	69.3
Net income	39.0	32.5	23.1

Scope of consolidation and application of equity method (Number of companies)

	2003 Forecast	2002 Actual	2001 Actual
Consolidated subsidiaries	305	305	261
Unconsolidated subsidiaries applied by equity method	1	1	1
Affiliates applied by equity method	16	16	15

Analysis of operating income by business segment

Fluctuation between 2002 Actual and 2001 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income – 2001 Actual	46.4	17.1	15.8	(4.3)	75.0
Increase (Decrease) in gross profit	9.8	7.4	6.1	(2.2)	21.1
Decrease (Increase) in selling expenses	18.4	(4.3)	(0.6)	–	13.5
Decrease (Increase) in operations, and general and administrative expenses	(15.5)	(1.3)	(6.4)	3.3	(19.9)
Increase (Decrease) in operating income	12.7	1.8	(0.9)	1.1	14.7
Operating income – 2002 Actual	59.1	18.9	14.9	(3.2)	89.7

Fluctuation between 2003 Forecast and 2002 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income - 2002 Actual	59.1	18.9	14.9	(3.2)	89.7
Increase (Decrease) in gross profit	10.3	24.6	5.1	0	40.0
Decrease (Increase) in selling expenses	1.9	(18.6)	(2.7)	–	(19.4)
Decrease (Increase) in operations, and general and administrative expenses	0.6	(5.1)	(5.0)	(0.8)	(10.3)
Increase (Decrease) in operating income	12.8	0.9	(2.6)	(0.8)	10.3
Operating income – 2003 Forecast	71.9	19.8	12.3	(4.0)	100.0

Consolidated

Sales and Major Expenditures etc.

(¥ Billions)

	2003 Forecast		2002 Actual		2001 Actual	
Sales volume						
Alcoholic beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer and *Happoshu*	3,604	0.2%	3,595	(0.8%)	3,626	(6.2%)
	million cases		million cases		million cases	
Soft drinks	213	10.1%	193	3.0%	187	5.7%
Sales by business segments						
Total	1,670.0	5.5%	1,583.2	1.4%	1,561.8	(1.2%)
Alcoholic beverages	1,097.0	2.6%	1,069.5	(8.0%)	1,078.0	(3.0%)
Beer and *Happoshu*	991.0	0.3%	987.5	(3.8%)	1,026.9	(7.6%)
Whiskey, Spirits, wines and *chu-hi* etc.	106.0	29.4%	81.9	60.4%	51.0	—
Soft drinks	383.0	11.7%	342.9	3.0%	332.9	4.7%
Other business	190.0	11.3%	170.7	13.2%	150.9	0.0%
Pharmaceutical	57.5	15.9%	49.6	1.1%	49.0	5.0%
Agribio	23.5	28.2%	18.3	41.1%	12.9	(15.7%)
Functional Foods	38.0	43.5%	26.4	143.0%	10.8	46.7%
Other	71.0	(1.8%)	76.3	(2.1%)	77.9	(4.2%)
Sales promotion	208.0 (Sales promotion and Advertising combined)		136.3		139.8	
Advertising			56.6		61.2	
R&D	24.5		23.0		23.0	
Depreciation	73.0		75.2		73.5	
Financial profit, net	(6.0)		(4.9)		(5.6)	
Capital Expenditures	76.0		85.4		71.4	
Cash flows	6.0		(38.2)		79.9	
Operating activities	129.0		87.7		71.1	
Investing activities	(82.0)		(175.3)		(12.1)	
Financing activities	(41.0)		50.6		20.8	

Consolidated

Major Changes in Assets and Liabilities

(¥Billions)

	2002 Actual	2001 Actual	Increase (Decrease)	Reference
Cash	108.1	143.5	(35.4)	Disbursements for investments
Investment securities	330.9	263.0	67.9	Investments in SAN MIGUEL CORPORATION,etc.
Short-term loans payable and Long-term debt	152.9	100.6	52.3	Financing for investments in SAN MIGUEL CORPORATION,etc.
Bonds	129.9	87.4	42.5	Issue of bonds by the company

Consolidated

Changes in Sales and Operating Income of Major Companies

Sales

(¥Billions)

	2002 Actual	2001 Actual	Increase (Decrease)
Kirin brewery Company,Limited	999.9	1,028.4	(28.5)
(Subsidiary)			
Kirin Beverage Corporation	319.2	304.0	15.2
LION NATHAN LTD.	111.3	93.8	17.5
The Coca-Cola Bottling Company Of Northern New England ,Inc	31.5	30.2	1.3
Kirin Logistics Co.,Ltd.	78.7	75.4	3.3
Kirin Engineering Co,.Ltd.	31.4	57.4	(26.0)
(Affiliate)			
Kinki Coca-Cola Bottling Co.,Ltd.	183.3	182.6	0.7
YONEKYU CORPORATION	89.3	88.9	0.4
SAN MIGUEL CORPORATION	329.2	———	———

Operating Income

(¥Billions)

	2002 Actual	2001 Actual	Increase (Decrease)
Kirin brewery Company,Limited	44.0	34.9	9.1
(Subsidiary)			
Kirin Beverage Corporation	15.2	14.0	1.2
LION NATHAN LTD.	22.6	19.8	2.8
The Coca-Cola Bottling Company Of Northern New England ,Inc	3.7	3.0	0.7
Kirin Logistics Co.,Ltd.	4.5	3.7	0.8
Kirin Engineering Co,.Ltd.	1.3	1.8	(0.5)
(Affiliate)			
Kinki Coca-Cola Bottling Co.,Ltd.	5.4	8.0	(2.6)
YONEKYU CORPORATION	2.2	2.8	(0.6)
SAN MIGUEL CORPORATION	29.9	———	———

KIRIN BREWERY COMPANY, LIMITED

February 19, 2003

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2002

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo,
Interim dividend plan:	Yes
Minimum numbers of shares to have voting rights:	1,000 shares
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Sumio Nagata, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 19, 2003

Date of regular shareholders' meeting: March 28, 2003

1. Business results and financial positions for the current fiscal year

(January 1, 2002 - December 31, 2002) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)
Year ended December 31, 2002	999,920	(2.8)	44,024	25.9	53,831	20.8
Year ended December 31, 2001	1,028,403	(3.6)	34,965	(36.5)	44,580	(33.8)

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2002	26,380	36.1	26.96	—	3.8	4.3	5.4
Year ended December 31, 2001	19,382	(38.4)	19.69	—	2.9	3.7	4.3

Notes : ①Average number of shares of common stock outstanding during the year:

December 31, 2002 978,318,065 shares

December 31, 2001 984,485,996 shares

②Change in accounting policies: None

③Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2002, to those for the year ended December 31,2001.

(2) Dividends:

	Dividend per share for the year (¥)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend paid for the year (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2002	12.00	6.00	6.00	11,675	44.3	1.7
Year ended December 31, 2001	12.00	6.00	6.00	11,813	60.9	1.7

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2002	1,280,112	679,770	53.1	703.18
December 31, 2001	1,251,755	691,878	55.3	702.83

Note: ①Number of shares of common stock issued and outstanding:

December 31, 2002 966,713,386 shares

December 31, 2001 984,417,871 shares

②Number of treasury stock held:

December 31, 2002 17,795,001 shares

December 31, 2001 90,516 shares

2. Forecast of business results for the next fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ millions)	Income before special items (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2003	470,000	28,000	15,000	6.00	—	—
Year ending December 31, 2003	1,030,000	71,000	36,000	—	6.00	12.00

Note: Forecasted net income per share ¥ 37.24

Refer to page 8 - 9 for the assumptions and other matters related to the above forecast.

BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2002 Amount	Percentage over total assets	At December 31, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		54,838		89,776		(34,938)
Notes receivable		2,088		3,039		(951)
Accounts receivable		178,193		183,536		(5,343)
Marketable securities		1,001		7,562		(6,561)
Merchandise		4,477		1,137		3,340
Finished goods		6,171		4,917		1,254
Semi-finished goods		9,089		7,948		1,141
Raw materials		13,559		12,249		1,310
Containers		3,260		3,850		(590)
Supplies		294		831		(537)
Advances		488		241		247
Other accounts receivable		18,482		18,415		67
Deferred income taxes		12,168		13,000		(832)
Funds in trust		—		17,411		(17,411)
Other		4,128		4,976		(848)
Allowance for doubtful accounts		(4,327)		(1,164)		(3,163)
Total current assets		303,914	23.7	367,733	29.4	(63,819)
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings	(*2)	120,449		126,131		(5,682)
Structures		18,514		19,677		(1,163)
Machinery and equipment		130,748		130,756		(8)
Vehicles		412		535		(123)
Tools		9,832		10,065		(233)
Land	(*2)	113,263		113,655		(392)
Construction in progress		8,130		19,047		(10,917)
Total		401,351	31.4	419,869	33.5	(18,518)
Intangible Fixed Assets						
Leasehold rights		661		661		—
Utility rights		5,385		5,947		(562)
Total		6,047	0.5	6,609	0.5	(562)
Investments and Other Assets						
Investment securities	(*2)	190,820		188,614		2,206
Investments in subsidiaries and affiliates (capital stock)		257,612		164,592		93,020
Other investments		199		1,634		(1,435)
Investments in equity of subsidiaries and affiliates(other than capital stock)		8,184		8,184		—
Long-term loans		3,719		2,862		857
Long-term loans to employees		4		0		4
Long-term loans to affiliates		13,041		2,550		10,491
Life insurance investments		34,985		33,604		1,381
Deposits paid		16,610		17,515		(905)
Real estate in trust		3,729		7,324		(3,595)
Deferred income taxes		39,075		29,546		9,529
Other		4,177		3,873		304
Allowance for doubtful accounts		(3,362)		(2,759)		(603)
Total		568,799	44.4	457,543	36.6	111,256
Total fixed assets		976,198	76.3	884,022	70.6	92,176
TOTAL ASSETS		1,280,112	100.0	1,251,755	100.0	28,357

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2002 Amount	Percentage over total assets	At December 31, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes payable		592		708		(116)
Accounts payable		33,987		37,665		(3,678)
Short-term loans payable		17,500		11,500		6,000
Beer taxes payable		111,206		117,123		(5,917)
Other accounts payable		13,030		18,182		(5,152)
Consumption tax payable		9,549		7,506		2,043
Income tax payable		8,467		11,749		(3,282)
Accrued expenses		37,566		40,470		(2,904)
Deposits received		59,386		62,889		(3,503)
Deposits received for containers		1,545		1,792		(247)
Other		10,056		6,180		3,876
Total current liabilities		302,888	23.7	315,770	25.2	(12,882)
Long-term Liabilities						
Bonds		110,000		70,000		40,000
Long-term debt		26,000		1,000		25,000
Pension and retirement benefits		81,385		85,959		(4,574)
Retirement benefits for directors and corporate auditors		1,414		1,581		(167)
Deposits received	(*2)	68,301		76,090		(7,789)
Other		10,350		9,476		874
Total long-term liabilities		297,453	23.2	244,107	19.5	53,346
TOTAL LIABILITIES		600,341	46.9	559,877	44.7	40,464
Common Stock	(*4)	102,045	8.0	102,045	8.2	—
Additional Paid-In Capital		70,868	5.5	70,868	5.7	—
Legal Reserve		25,511	2.0	25,511	2.0	—
Retained Earnings:		488,922	38.2	474,416	37.9	14,506
Voluntary Earned Surplus						
Transfer to reserve for special depreciation		217		279		(62)
Reserve for deferred gain on sale of property		14,631		14,047		584
Reserve for dividends		6,450		6,450		—
General reserve		406,367		389,367		17,000
Unappropriated Retained Earnings		61,255		64,272		(3,017)
Net unrealized holding gains on securities		6,050	0.5	19,122	1.5	(13,072)
Treasury Stock		(13,628)	(1.1)	(86)	(0.0)	(13,542)
TOTAL SHAREHOLDERS' EQUITY		679,770	53.1	691,878	55.3	(12,108)
TOTAL LIABILTIES AND SHAREHOLDERS' EQUITY		1,280,112	100.0	1,251,755	100.0	28,357

STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2002 Amount	Percentage over sales	Year ended December 31, 2001 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		999,920	100.0	1,028,403	100.0	(28,483)
Cost of Sales		703,954	70.4	730,267	71.0	(26,313)
Gross Profit		295,965	29.6	298,136	29.0	(2,171)
Selling, General and Administrative Expenses	(*1,2)	251,941	25.2	263,170	25.6	(11,229)
Operating Income		44,024	4.4	34,965	3.4	9,059
Non-operating Income						
Interest income		726		643		83
Security interest		131		375		(244)
Return on funds in trust		210		558		(348)
Dividend income		9,318		7,863		1,455
Rent income		2,771		2,037		734
Other		2,068		2,997		(929)
Total		15,226	1.5	14,476	1.4	750
Non-operating Expenses						
Interest expense		1,199		1,306		(107)
Interest on bonds		761		72		689
Other		3,458		3,481		(23)
Total		5,419	0.5	4,861	0.5	558
Income before Special Items and Income Taxes		53,831	5.4	44,580	4.3	9,251
Special Income						
Gain on sales of fixed assets	(*3)	1,923		2,667		(744)
Reversal of provision for doubtful accounts		157		71		86
Gain on sale of securities		243		9,959		(9,716)
Gain on securities contributed to pension and retirement benefits trust		–		4,599		(4,599)
Total		2,324	0.2	17,298	1.7	(14,971)
Special Expenses						
Loss on disposal of fixed assets	(*4)	5,474		4,422		1,052
Loss on sale of fixed assets	(*5)	136		86		50
Loss on revaluation of investment securities		2,215		3,041		(826)
Loss on sale of securities		–		1,299		(1,299)
Write-down of investment in subsidiaries and affiliates		88		3,514		(3,426)
Loss on devaluation of golf club membership	(*6)	–		1,991		(1,991)
Amortization of net transition obligation of accounting standard for severance and pension benefits		–		13,464		(13,464)
Loss on devaluation of real estate in trust		3,352		–		3,352
Total		11,268	1.1	27,820	2.7	(16,552)
Income before Income Taxes		44,887	4.5	34,058	3.3	10,829
Income Taxes(Current)		17,700		22,600		(4,900)
Income Taxes(Deferred)		807	1.9	(7,924)	1.4	8,731
Net Income		26,380	2.6	19,382	1.9	6,998
Retained earnings brought forward from the prior fiscal year		40,750		50,796		(10,046)
Dividends (interim)		5,874		5,907		(33)
Unappropriated retained earnings		61,255		64,272		(3,017)

STATEMENTS OF RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Unappropriated retained earnings	61,255	64,272
Transfer from reserve for special depreciation	52	72
Transfer from reserve for deferred gain on sale of property	1,328	395
Total	62,636	64,740
Appropriations:		
Dividends	5,800	5,906
Bonuses paid to directors and corporate auditors	149	92
(corporate auditors' portion included above	14	10)
Voluntary earned surplus		
Transfer to reserve for special depreciation	31	10
Transfer to reserve for deferred gain on sale of property	624	980
Transfer to general reserve	15,000	17,000
Retained earnings to be carried forward to the next fiscal year	41,030	40,750

Note 2: Transfer from/to reserve for special depreciation and transfer from/to reserve for deferred gain on sale of property are pursuant to the Special Taxation Measures Law of Japan.

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
Equity securities issued by subsidiaries and affiliated companies are valued at cost determined by the moving-average method.
Available-for-sale securities with fair market values are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
Debt securities without fair market value are stated at amortized cost, net of the amount considered not collectible. Other securities without fair market value are stated at cost determined by the moving-average method.

2. Valuation of derivative financial instruments
Derivative financial instruments are stated at fair values.

3. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.
Raw materials and supplies are mainly stated at cost determined by the moving average method.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding building fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method in accordance with the Corporate Income Tax Law of Japan.

The straight–line method is used for intangible fixed assets over estimated useful lives.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company provides allowance for employees' pension and retirement benefits at December 31,2002 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date.
Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

8. Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations calculated in accordance with policies of the Company.

9. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

10. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or to be deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company uses forward foreign currency contracts and interest rate swap contracts as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables and payables from operations and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts etc.	Foreign currency trade receivables and trade payables
Interest rate swap contracts etc.	Interest on foreign currency bonds and loans payable

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

11. Consumption tax
Consumption tax is excluded from the revenue and expense accounts, which are subject to such tax.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

1 Accumulated depreciation (¥ millions)

	At December 31, 2002	At December 31, 2001
Accumulated depreciation	527,983	505,799

2 Detail of Collateral

(1) Collateral (¥ millions)

	At December 31, 2002	At December 31, 2001
Buildings	1,032	1,118
Land	439	439
Investment securities	14	33

(2) Secured borrowing (¥ millions)

	At December 31, 2002	At December 31, 2001
Deposits received	2,296	2,296
Postage charge (facility limit)	13	29

3 Receivables from and payables to subsidiaries and affiliates (¥ millions)

	At December 31, 2002	At December 31, 2001
Accounts payable, short term loans payable and accrued expenses etc.	29,228	26,191

4 Shares authorized and issued (shares)

	At December 31, 2002	At December 31, 2001
Number of stock authorized	1,732,026,000	1,732,026,000
Number of stock issued	984,508,387	984,508,387

5 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousand)

	At December 31, 2002	At December 31, 2001
Kirin Lease Co.,Ltd.	12,004	10,046
Marinenet Co.,Ltd.	3,290	3,675
Kirin International Trading Co.,Ltd.	2,050	2,050
Kirin Brewery of America LLC	839	1,240
	(USD 7,000)	(USD 9,400)
Koiwai Dairy Products Co.,Ltd.	800	1,650
Yokohama Arena Co.,Ltd.	574	890
Other	3,396	3,586
(Number	12	11)
Foreign currencies included above	2,393	2,654
	USD 9,239	USD 9,500
	EUR 5,488	NLG 2,000
	NTD 175,700	EUR 3,780
		NTD 226,810

(2) Guarantees for employee's housing loan from banks (¥ millions)

At December 31, 2002	At December 31, 2001
11,599	13,378

(3) Guarantees for bank loans of customers (¥ millions)

	At December 31, 2002	At December 31, 2001
	144	414
Number	2	3
Total contingent liabilities	34,697	36,931
(Including agreements similar to contingent liabilities)	9,420	9,100

6 Restriction on dividends payment

(At December 31,2002)

Available-for-sale securities with market value are remeasured at market values. Unrealized holding gains on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Such unrealized holding gains amounting to ¥6,050 million are restricted for appropriation of dividends in accordance with the Japanese Commercial Code.

(At December 31,2001)

Financial instruments with market value are remeasured at market values at balance sheet date, which increase net assets by ¥ 19,014 million. The increase is reported in the balance sheet, net of applicable income taxes, as a part of unappropriated retained earnings (deduction of ¥107 million) and unrealized holding gains on securities of ¥19,122 million as a separate component of shareholders' equity. Such increase of net assets is restricted for appropriation of dividends in accordance with the Japanese Commercial Code.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1 Major elements of selling, general and administrative expenses (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Sales promotion	65,863	76,480
Freight	24,274	24,688
Advertising	31,895	38,871
Payroll	38,448	38,372
Pension and retirement benefit costs	7,843	6,230
Expense for retirement benefits for directors and corporate auditors	339	404
Welfare	9,220	9,048
Depreciation	3,145	3,652
Research and development	21,565	22,122
Doubtful accounts expense	3,845	367
Percentage of selling expenses over selling, general and administrative expenses	73%	75%

2 Research and development expense included in selling, general and administrative expenses and cost of sales (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Total research and development expense	21,565	22,122

3 Gain on sales of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Land	1,915	2,665
Other	8	1
Total	1,923	2,667

4 Loss on disposal of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Buildings	2,783	1,838
Machinery and equipment	2,058	2,171
Other	631	412
Total	5,474	4,422

5 Loss on sale of fixed assets (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Land	70	17
Other	65	68
Total	136	86

6 Loss on devaluation of golf club membership

Doubtful accounts expense for security deposit of golf club membership

7 Matters related to subsidiaries and affiliates (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Dividends received	6,740	6,018
Interest income, rent income and other	1,572	—

(LEASE TRANSACTIONS)

Finance lease transactions without ownership transfer to lessee

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2002	At December 31, 2001
Structures		
Purchase price equivalent	7	7
Accumulated depreciation equivalent	6	5
Book value equivalent	0	2
Machinery and equipment		
Purchase price equivalent	179	180
Accumulated depreciation equivalent	69	57
Book value equivalent	109	123
Vehicles		
Purchase price equivalent	14	13
Accumulated depreciation equivalent	7	7
Book value equivalent	6	5
Tools		
Purchase price equivalent	7,054	7,678
Accumulated depreciation equivalent	3,504	3,887
Book value equivalent	3,549	3,791
Total		
Purchase price equivalent	7,254	7,880
Accumulated depreciation equivalent	3,588	3,957
Book value equivalent	3,666	3,922

(2) Lease commitments (¥ millions)

	At December 31, 2002	At December 31, 2001
Due within one year	1,462	1,670
Due after one year	2,304	2,417
Total	3,767	4,088

(3) Lease payments, depreciation equivalents and interest equivalents (¥ millions)

	Year ended December 31, 2002	Year ended December 31, 2001
Lease payments	2,032	2,602
Depreciation equivalent	1,908	2,300
Interest equivalent	182	255

(4) Method of depreciation equivalent

Depreciation equivalent is computed on the straight-line method over the lease period without residual value.

(5) Allocation of interest equivalent

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expenses and insurance, maintenance and certain other operating costs.

Interest expenses are allocated using interest method over the terms of leases.

Operating lease transactions

Lease commitments (¥ millions)

	At December 31, 2002	At December 31, 2001
Due within one year	151	148
Due after one year	473	529
Total	625	677

(Securities)

Information on securities, except for those presented below, for current and prior period are presented with the consolidated financial Statements.

(Investments in subsidiaries and affiliates with market value)

At December 31,2002 (¥ millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	154,094	52,339
Investment in affiliates	85,701	87,559	1,857

At December 31,2001 (¥ millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	144,760	43,005
Investment in affiliates	12,536	29,198	16,661

(Deferred income taxes)

1. *Significant components of deferred tax assets and liabilities* *(¥ millions)*

	At December 31, 2002	At December 31, 2001
Deferred tax assets		
Pension and retirement benefits	27,672	31,483
Deferred charges	9,045	8,695
Depreciation	6,283	6,592
Other	22,911	22,413
Total deferred tax assets	65,913	69,185
Deferred tax liabilities		
Reserve for deferred gains on sales of fixed assets for tax purposes	(10,127)	(10,638)
Other	(4,542)	(15,999)
Total deferred tax liabilities	(14,669)	(26,638)
Net deferred tax assets	51,243	42,546

2. As the difference between the statutory tax rate and the effective tax rate is less than 5% of the statutory, reconciliation schedule of tax rate is omitted.

FINANCIAL RESULTS
for
THE YEAR
ended
DEC. 31, 2002

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

FEB. 19, 2003

2002 Actual:Parent

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	02Actual	01Actual	Difference	Reference
Sales	999.9	1,028.4	(28.5)	
Decrease in selling cost			18.0	Sales promotion and advertising :17.6 Freight :0.4
Increase in alcoholic beverages business profit			8.9	Decrease in beer business marginal profit:(25.4) Increase in happou-syu business marginal profit:20.7 Increase in hyouketsu business marginal profit:8.0 Change of selling scheme for whiskey,spirits and wines:5.2,etc
Decrease in fixed cost at breweries			2.4	Decrease in production of new kegs:0.7 Fuel:0.5,etc.
Decrease in beer and Happo-syu material cost			1.6	Barley:1.3 cans:1.4 Increase in production of new bottles:(1.6),etc.
Decrease in depreciation			0.2	
Increase in labor cost			(1.2)	
Other			(5.7)	Doubtful account expense:(3.4) Operating expenses for Spirits and Wines.Dpt:(1.9),etc
Effect from price reductions to happo-shu product			(15.1)	
Decrease in Operating Income	44.0	34.9	9.1	
Financial profit, net			0.2	
Decrease in Income Before Special Items and Income Taxes	53.8	44.5	9.3	
Decrease in special expenses, net			1.6	Write-down of investment in subsidiaries and affiliates:3.4 Loss on devaluation of golf club membership:1.9 Loss on devaluation of real estate in trust:(3.3)
Income taxes, etc			(3.9)	
Increase in Net Income	26.3	19.3	7.0	

2003 Forecast:Parent

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	'03Forecast	'02Actual	Difference	Reference
Sales	1,030.0	999.9	30.1	
Increase in alcoholic beverages business profit			9.7	Decrease in beer bisiness marginal profit: (7.8) Increase in happo-shu bisiness marginal profit: 6.9 Increase in hyouketsu business marginal profit:6.8 Change of selling scheme for whiskey,spirits and wines:3.1,etc
Increase in beer and Happo-syu material cost			7.7	Starch:0.9 Barley:0.6 cans:5.6 Decrease in production of new bottles:0.4,etc.
Decrease in selling cost			3.0	Sales promotion and advertising cost : 3.0
Decrease in beer and Happo-syu ingredient cost			1.4	Decrease in production of new kegs:1.1,etc.
Decrease in depreciation			1.1	
Decrease in labor cost			0.6	
Other			(0.5)	Operating expenses for Spirits and Wines.Dpt:(0.6),etc.
Effect from price reductions to happo-shu product			(10.0)	
Increase in Operating Income	57.0	44.0	13.0	
Financial profit, net			4.2	
Increase in Income Before Special Items and Income Taxes	71.0	53.8	17.2	
Increase in special income, net			(0.5)	Loss on disposal of fixed assets:(1.6) Loss on sale of fixed assets:(1.5) Loss on sale of securities:(0.2) Loss on devaluation of real estate in trust:3.3,etc.
Income taxes, etc			(7.0)	
Increase in Net Income	36.0	26.3	9.7	

Parent

Sales and Major Expenditures

(¥ Billions)

	2003 Forecast		2002 Actual		2001 Actual	
Sales volume of alcoholic beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Total of low alcoholic beverages	2,740	2.5%	2,672	2.1%	2,617	(4.9%)
Beer	1,367	(4.9%)	1,436	(14.0%)	1,670	(12.3%)
Happo-shu	1,155	6.5%	1,084	21.6%	891	6.4%
Subtotal	2,522	0.0%	2,521	(1.6%)	2,562	(6.6%)
Hyoketsu-can	200	49.5%	133	261.9%	36	–
Other(Two Dogs,etc.)	18	5.6%	17	(2.7%)	17	101.4%
Sales volume by major brands	million cases		million cases		million cases	
LAGER	53.70	(7.9%)	58.30	(17.7%)	70.80	(15.4%)
ICHIBAN SHIBORI	48.60	(3.2%)	50.20	(8.1%)	54.70	(4.2%)
TANREI	79.40	7.9%	73.60	10.1%	66.90	1.4%
Breakdown of sales	1,030.0	3.0%	999.9	(2.8%)	1,028.4	(3.6%)
Total of Alcoholic beverages	968.0	2.7%	942.5	(3.1%)	972.4	(4.2%)
Total of low alcoholic beverages	935.6	2.1%	916.4	(3.1%)	945.8	(6.4%)
Beer	550.0	(4.9%)	578.2	(13.9%)	671.6	(12.5%)
Happo-shu	326.0	10.2%	295.7	15.0%	257.0	6.5%
Subtotal	876.0	0.2%	873.9	(5.9%)	928.7	(7.9%)
Hyoketsu-can	52.6	48.0%	35.5	264.3%	9.7	–
Other(Two Dogs,etc.)	7.0	2.9%	6.8	(6.1%)	7.3	254.0%
Whiskey, Spirits and wines etc.	32.3	23.5%	26.1	(1.7%)	26.6	485.3%
Pharmaceuticals	55.0	16.5%	47.2	0.5%	47.0	4.6%
Other	7.0	(30.8%)	10.1	12.5%	8.9	(30.6%)
Sales Promotion	94.6 (Sales Promotion and Advertising combined)		65.8		76.4	
Advertising			31.8		38.8	
Beer and Happo-shu	72.8		81.2		104.7	
Hyoketsu-can	9.1		6.9		3.1	
R&D	23.2		21.5		22.1	
Labor Cost	79.1		79.7		78.5	
Depreciation	36.3		37.4		37.6	
Financial profit, net	10.4		8.4		8.0	
Number of Employees (Including seconded staff from group companies)	5,900		6,346		6,540	
Capital Expenditures	33.0		25.7		44.2	
(Major Items)						
Expansion of facilities at Tochigi plant	–		–		13.1	
Renewal of Okayama plant	–		6.9		7.4	
Renewal of Toride plant	–		2.0		4.2	
Redevelopment subsequent to closing of Hiroshima plant	8.5		–		–	

Parent

Major Changes in Assets and Liabilities

(¥Billions)

	2002 Actual	2001 Actual	Increase (Decrease)	Reference
Cash	54.8	89.7	(34.9)	Disbursements for investments
Investments in subsidiaries and affiliates	257.6	164.5	93.1	Investments in SAN MIGUEL CORPORATION,etc.
Short-term loans payable and Long-term debt	43.5	12.5	31.0	Financing for investments in SAN MIGUEL CORPORATION,etc.
Bonds	110.0	70.0	40.0	6th issue of debenture bonds:40billion